UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Closing of Private Placement

As previously disclosed on SOS Limited’s (the “Company”) current report on Form 6-K filed with the Securities and Exchange Commission on September 24, 2026, the Company entered into a securities purchase agreement (the “SPA”) dated September 24, 2026 with certain “non-U.S. Persons” (the “Offering”).

On September 28, 2026, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied (the “Closing”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2026

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

2